Exhibit 1

For personal use only

Media Release

27 March 2008

New Zealand Structured Finance Transactions

As advised by Westpac in previous announcements of 6 August 2004, 30 September 2004, April 2005, 31 March 2006 and 23 March 2007 the New Zealand Inland Revenue Department (NZIRD) is reviewing, as part of an industry wide review, a number of structured finance transactions undertaken in New Zealand and has issued amended assessments in respect of the 1999, 2000, 2001 and 2002 tax years.

The NZIRD has now issued further amended assessments in respect of the 2003, 2004 and 2005 tax years. These assessments have been issued in respect of five transactions.

The maximum potential tax liability reassessed by the NZIRD (and disputed by Westpac) for the 1999 – 2005 years is:

	Maximum potential liability (NZDm)	Interest (to 31 March 2008) (NZDm)
1999	18	7
2000	61	24
2001	90	36
2002	108	50
2003	121	54
2004	116	42
2005	72	21

Westpac does not accept that the amended assessments it has received from the NZIRD with respect to the 2003, 2004 and 2005 tax years are correct and will contest them.

Westpac has already disputed the previously issued amended assessments on the three transactions undertaken in 1999, the two transactions undertaken in the 2000 year, the two transactions undertaken in the 2001 year and the two transactions undertaken in 2002 and these matters are currently before the court.

These further amended assessments will also be disputed, as Westpac is confident that the tax treatment applied in all cases is correct. A binding ruling was sought from the NZIRD on an early transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.

There are no further transactions or tax years subject to the review (other than the transaction in relation to which Westpac received the binding ruling).

Ends.

For Further Information

David Lording

Westpac Media Relations

Ph: 02 8253 3510

Mb: 0419 683 411

www.westpac.com.au